              International Bank for Reconstruction and Development










                               [WORLD BANK LOGO]









                       Management's Discussion & Analysis
                                       and
                    Condensed Quarterly Financial Statements
                                December 31, 2004

                                   (Unaudited)

CONTENTS
DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENT REPORTING                                 2

MANAGEMENT REPORTING                                          2

CURRENT VALUE BASIS                                           3

EQUITY-TO-LOANS                                               6

RESULTS OF OPERATIONS                                         7

Net Income Allocations and Transfers                          8




IBRD CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET                                      10

CONDENSED STATEMENT OF INCOME                                11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME                  12

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS          12

CONDENSED STATEMENT OF CASH FLOWS                            13

NOTES TO FINANCIAL STATEMENTS                                14

REPORT OF INDEPENDENT ACCOUNTANTS                            20

M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2004 (FY
2004). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the "reported basis").

As allowed under the standards on derivatives (herein referred to as "FAS 133"), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

These standards allow hedge accounting for certain qualifying hedging relationships. However, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 criteria for qualifying hedging relationships would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value both derivatives and underlying assets and liabilities as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable or liquidation value of IBRD as a whole.

FINANCIAL OVERVIEW

TABLE 1 presents selected financial data on a reported basis, before and after the effects of FAS 133, and on a current value basis.

TABLE 1:  SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES
------------------------------------------------------------------------------------------------------------------
                                                                       SIX MONTHS ENDED               FULL YEAR
                                                             -----------------------------------      ---------
                                                             DECEMBER 31,            DECEMBER 31,      JUNE 30,
                                                                2004                     2003            2004
                                                             ------------            -------------    ---------
LENDING SUMMARY(a)
 Commitments                                                    $ 4,863                  $ 3,428        $11,045
 Gross Disbursements                                            $ 6,198                  $ 5,676        $10,109
 Net Disbursements                                              $(2,231)                 $(4,037)       $(8,408)

REPORTED BASIS
 Operating Income                                               $   784                  $ 1,173        $ 1,696
 Effects of applying FAS 133                                    $ 1,520                  $(1,828)       $(4,100)
 Net Income (Loss)                                              $ 2,304                  $  (655)       $(2,404)
 Net Return on Average Interest-earning Assets                     1.11%                    1.61%          1.18%
  after the effects of FAS 133                                     3.26%                   (0.90%)        (1.67%)
 Gross Return on Average Outstanding Loans                         3.69%                    3.91%          3.83%
 Gross Return on Average Cash and Investments                      1.81%                    0.98%          1.04%
 Cost of Average Borrowings (including swaps)                      2.82%                    2.62%          2.61%
  after the effects of FAS 133                                    (0.11%)                   6.14%          6.56%
 Return on Equity                                                  4.64%                    7.27%          5.21%
  after the effects of FAS 133                                    13.52%                   (3.77%)        (7.00%)
 Equity-to-Loans Ratio                                             30.0%                   27.58%         29.35%

CURRENT VALUE BASIS
 Net Income                                                     $ 1,465                  $ 1,083        $ 1,129
  of which current value adjustment                             $   676                  $   (92)       $  (513)
 Net Return on Average Interest-earning Assets                     2.03%                    1.44%          0.76%
 Return on Equity                                                  8.50%                    6.48%          3.36%
 Equity-to-Loans Ratio                                            29.84%                   27.37%         29.07%
------------------------------------------------------------------------------------------------------------------


(a) INCLUDES LOANS TO THE INTERNATIONAL FINANCE CORPORATION AND CAPITALIZED LOAN ORIGINATION FEES.

2  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004

On a current value basis, net income for the six months ended December 31, 2004 was $1,465 million, an increase of $382 million from the net income for the same period in the previous fiscal year. The main factors contributing to this increase were: a $768 million increase in the current value adjustment and a $145 million increase in investment income, partially offset by a $257 million decrease in income from loans and a $201 million decrease in the release from the provision for losses on loans and guarantees. For a detailed discussion on all the components contributing to the higher income, please refer to the Current Value Basis section.

The increase in the equity-to-loans ratio on a current value basis from 27.37% at December 31, 2003 to 29.84% at December 31, 2004 was due to a combination of a reduction in loans outstanding and an increase in equity. The reduction in loans was primarily driven by prepayments, while the allocation of FY 2004 net income of $680 million to the general reserve increased equity. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans Section for more details).

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Statements of Income, with a reconciliation to the reported basis for the six months ended December 31, 2004, are presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management's best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses the current value also includes IBRD's assessment of the appropriate credit risk. This assessment incorporates various factors including its history of payment receipts from borrowers.

At December 31, 2004, the $3,381 million ($2,998 million--June 30, 2004) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for


   BOX 1: HEDGING STRATEGY AND USE OF DERIVATIVES

   IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivatives transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities.

   FAS 133 requires that all derivatives be accounted for at market values in the balance sheet; for derivatives that are not part of a qualifying hedging strategy, changes in the market values must be recognized in earnings. IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. These derivatives are financially equivalent to fixed rate assets, and in general, when market interest rates increase, the reported value of these derivatives will decline, and vice-versa. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked to market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions are reported on different bases.

   A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133. Accordingly, IBRD has elected not to define any qualifying hedge relationships, though IBRD's policies and hedging strategy achieve its risk minimization objectives. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.



                IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004 3 which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments discounted by the cost at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs. At December 31, 2004, the $2,542 million ($2,411 million--June 30, 2004) current value adjustment reflects the increase in the borrowing portfolio due to the average cost of the borrowing portfolio being higher than the rate at which IBRD could obtain funding at the reporting date.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT DECEMBER 31, 2004 AND JUNE 30, 2004

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------
                                                   DECEMBER 31, 2004                                    JUNE 30, 2004
                           ---------------------------------------------------------------------        -------------
                                               REVERSAL OF           CURRENT           CURRENT
                             REPORTED            FAS 133              VALUE             VALUE           CURRENT VALUE
                              BASIS              EFFECTS            ADJUSTMENT          BASIS              BASIS
                           -----------         -----------         ------------       ----------        -------------
Due from Banks             $     986                                                   $     986           $   1,803
Investments                   30,432                                                      30,432              31,986
Loans Outstanding            109,743                               $   3,381             113,124             112,608
Less Accumulated
Provision for Loan
 Losses and Deferred
 Loan Income                  (3,846)                                                     (3,846)             (3,984)
Swaps Receivable
 Investments                  10,878                                                      10,878              12,476
 Loans                           103                   2                   *                 105                  95
 Borrowings                   74,861              (2,412)              2,412              74,861              69,548
 Other Asset/Liability           899                (173)                173                 899                 908
Other Assets                   6,726                                    (443)              6,283               6,340
                           ---------           ---------           ---------           ---------           ---------
  Total Assets             $ 230,782           $  (2,583)          $   5,523           $ 233,722           $ 231,780
                           =========           =========           =========           =========           ==========

Borrowings                 $ 107,810           $    (778)          $   4,011           $ 111,043           $ 109,675
Swaps Payable
 Investments                  13,552                                                      13,552              14,284
 Loans                            91                   *                   *                  91                  93
 Borrowings                   64,427                (500)                500              64,427              64,777
 Other Asset/Liability         1,124                (178)                178               1,124               1,077
Other Liabilities              5,804                                                       5,804               5,453
                           ---------           ---------           ---------           ---------           ---------
Total Liabilities            192,808              (1,456)              4,689             196,041             195,359
Paid-in Capital               11,483                                                      11,483              11,483
Retained Earnings and
 Other Equity                 26,491              (1,127)                834              26,198              24,938
                           ---------           ---------           ---------           ---------           ---------
  Total Liabilities and
   Equity                  $ 230,782           $  (2,583)          $   5,523           $ 233,722           $ 231,780
                           =========           =========           =========           =========           ==========
---------------------------------------------------------------------------------------------------------------------

*INDICATES AMOUNT LESS THAN $0.5 MILLION.

4  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004

TABLE 3:
CONDENSED CURRENT VALUE STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED:

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 31, 2004                          DECEMBER 31, 2003
                                                 -------------------------------------------------------      --------------------
                                                                                            YEAR TO DATE
                                                 YEAR TO DATE           ADJUSTMENTS        CURRENT VALUE        YEAR TO DATE
                                                    REPORTED            TO CURRENT         COMPREHENSIVE        CURRENT VALUE
                                                     BASIS                VALUE                BASIS          COMPREHENSIVE BASIS
Income from Loans                                   $ 2,036                                   $ 2,036              $ 2,293
Income from Investments                                 281              $     5                  286                  141
Other Income                                            123                                       123                  108
                                                    -------              --------             -------              -------
 Total Income                                         2,440                    5                2,445                2,542
                                                    -------              --------             -------              -------
Borrowing Expense                                     1,460                                     1,460                1,410
Administrative Expense
 including contributions to
 Special Programs                                       539                                       539                  503
Release of Provision for
 Losses on Loans and Guarantees                        (349)                 349                   --                   --
Other Expense                                             6                                         6                    4
                                                    -------              --------             -------              -------
 Total Expense                                        1,656                  349                2,005                1,917
                                                    -------              --------             -------              -------
Operating Income                                        784                 (344)                 440                  625
Current Value Adjustment                                                     676                  676                  (92)
Release of Provision for
 Losses on Loans and
 Guarantees--Current Value                                                   349                  349                  550
Effects of Applying FAS 133                           1,520               (1,520)                  --                   --
                                                    -------              --------             -------              -------
Net Income (Loss)                                   $ 2,304              $  (839)             $ 1,465              $ 1,083
                                                    =======              =======              =======              =======
-----------------------------------------------------------------------------------------------------------------------------------


TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------------
                                         BALANCE SHEET EFFECTS AS OF                              TOTAL INCOME STATEMENT EFFECT FOR
                                              DECEMBER 31, 2004                                          THE SIX MONTHS ENDED
                                   -------------------------------------------                    ---------------------------------
                                                                      OTHER         LESS PRIOR
                                                                      ASSET/          YEARS'      DECEMBER 31,        DECEMBER 31,
                                    LOANS          BORROWINGS       LIABILITY         EFFECTS        2004                 2003
                                   -------         ----------       ---------       -----------   ------------        ------------
Total Current Value
 Adjustments on Balance Sheet      $ 3,381          $(2,542)         $    (5)         $  (569)     $   265             $  (451)

Unrealized Losses on
 Investments(a)                                                                                         (5)                 (2)

Currency Translation
 Adjustment(b)                                                                                         416                 361
                                                                                                   -------             -------
Total Current Value
 Adjustments                                                                                       $   676             $   (92)
                                                                                                   =======             =======
-----------------------------------------------------------------------------------------------------------------------------------


(a) UNREALIZED LOSSES ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF ADJUSTMENTS TO CURRENT VALUE FOR CURRENT VALUE REPORTING.
(b) THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

                IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004  5

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

INCOME FROM LOANS

Income from loans declined by $257 million during the first six months of FY 2005 primarily due to lower loans outstanding including higher yielding loans. Average loans outstanding declined from $116,359 million during the first six months of FY 2004, to $109,449 million during the first six months of FY 2005.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

During the first six months of FY 2005, provisioning requirements were reduced by $349 million primarily due to a combination of changes in country risk ratings and updated expected default frequencies (or probability of default to IBRD). In comparison, during the first six months of FY 2004, provisioning requirements were reduced by $550 million due to a decrease in the loan portfolio coupled with an improvement in the creditworthiness of the accrual portfolio. The effect has been a reduction in net income of $201 million between the two periods.

INCOME FROM INVESTMENTS

Income from investments increased by $145 million, due to higher average short-term interest rates during the first six months of FY 2005, in comparison with FY04 (see FIGURE 1). IBRD holds primarily short term U.S. dollar fixed income investments.

BORROWING EXPENSES

Borrowing expenses increased by $50 million due to an increase in the average cost of borrowings during the first six months of FY 2005, in comparison with the same period in FY 2004. This increase was partially offset by the effects of the decrease in the average borrowings balance during the same comparative periods.

CURRENT VALUE ADJUSTMENTS

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio. Currently, the duration of equity is about one year.

The net positive current value adjustment of $676 million for the six months ended December 31, 2004 (net negative $92 million-December 31, 2003) as shown in TABLE 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

The downward shift in the reference market interest rates (for U.S. dollar funding see FIGURE 2) generated a net increase of $265 million in IBRD's equity during the six months ended December 31, 2004 on a current value basis. The upward shift in the reference market interest rates resulted in a $451 million decrease in IBRD's equity over the same period last year, on a current value basis. During the six months ended December 31, 2004, there was a positive net currency translation adjustment of $416 million on IBRD's net assets due to the appreciation of both the euro and the Japanese yen against the U.S. dollar. During the same period in FY 2004, a similar appreciation of the Japanese yen and euro against the U.S. dollar resulted in a positive net currency translation adjustment of $361 million.

Given IBRD's risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. TABLE 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in TABLE 5, IBRD's equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133, were higher at December 31, 2004 than at December 31, 2003, due to the decrease in net loans outstanding and the allocation of FY 2004 net income to the General Reserve. For the period from June 30, 2004 to December 31, 2004, IBRD's equity-to-loans ratio, on both bases, increased due to an increase in equity.

6  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004

TABLE 5: EQUITY-TO-LOANS

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------
                                                           DECEMBER 31,        JUNE 30,        DECEMBER 31,
                                                              2004               2004              2003
                                                           -------------      -----------       ------------
REPORTED BASIS

 Equity-to-Loans Ratio(a)                                       30.0%             29.35%           27.58%

CURRENT VALUE BASIS

Equity Used in Equity-to-Loans Ratio                        $ 32,942           $ 31,901(b)      $ 31,715
Loans and Guarantees Outstanding, net of
 Accumulated Provision for Losses on Loans and
 Deferred Loan Income                                       $110,399           $109,748         $115,882
Equity-to-Loans Ratio                                          29.84%             29.07%           27.37%
------------------------------------------------------------------------------------------------------------

(a) RATIOS ARE PRESENTED BEFORE APPLYING THE EFFECTS OF FAS 133.
(b) THE JUNE 30, 2004 EQUITY INCLUDES AN AMOUNT REPRESENTING THE ALLOCATION
    OF FY 2004 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 3, 2004.


RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first six months of FY 2005, short-term interest rates for U.S. dollar, Japanese yen, and euro were higher than for the comparative period in FY 2004. In addition, while interest rates were on a rising trend during the first six months of FY 2005, they were essentially flat during the same period in FY 2004. Figure 1 illustrates these general trends for the six-month LIBOR U.S dollar rates.

FIGURE 1: SIX-MONTH LIBOR INTEREST RATES-U.S.
DOLLAR

FY04
----

26-Dec-03   19-Dec-03  12-Dec-03  05-Dec-03   28-Nov-03   21-Nov-03   14-Nov-03  07-Nov-03  31-Oct-03  24-Oct-04  17-Oct-04
---------  ----------  ---------  ---------  ----------  ----------  ----------  ---------  ---------  ---------  ---------
     1.23        1.22    1.21625       1.26     1.25875     1.22875        1.24       1.26       1.23    1.22625       1.24

10-Oct-03  03-Oct-03  26-Sep-03  19-Sep-03  12-Sep-03  05-Sep-03  29-Aug-03  22-Aug-03  15-Aug-03  08-Aug-03  01-Aug-03
---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
     1.18       1.16       1.18       1.18       1.18        1.2     1.1975    1.20125    1.18625       1.18    1.21125

25-Jul-03  18-Jul-03  11-Jul-03  04-Jul-03  27-Jun-03
---------  ---------  ---------  ---------  ---------
  1.12375       1.12       1.11       1.12     1.1225

FY05
----

31-Dec-04   24-Dec-04  17-Dec-04  10-Dec-04  03-Dec-04  26-Nov-04  19-Nov-04  12-Nov-04  05-Nov-04  29-Oct-04  22-Oct-04
---------  ----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  2.78063     2.76625    2.73875       2.67    2.66125       2.63       2.55       2.49       2.37     2.3125    2.24313

15-Oct-04   08-Oct-04  01 Oct-04  24-Sep-04  17-Sep-04  10-Sep-04  03-Sep-04  27-Aug-04  20-Aug-04  13-Aug-04  06-Aug-04
---------  ----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
   2.1975        2.24        2.2       2.14       2.06       2.07       2.01       1.99       1.93    1.92125    1.94125

30-Jul-04  23-Jul-04  16-Jul-04  09-Jul-04  02-Jul-04  25-Jun-04
---------  ---------  ---------  ---------  ---------  ---------
     1.98       1.93    1.89125       1.84    1.88125    1.86625

OPERATING INCOME

IBRD's operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provisions for losses on loans and guarantees and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2004, operating income on a reported basis, and before applying the effects of FAS 133, was $784 million, compared to $1,173 million for the same period in FY 2004. The following factors decreased operating income.

o A $264 million decrease in loan interest income, net of funding costs, due to lower spreads on the cost pass-through loans resulting from rising short-term interest rates in FY 2005 and the effects of timing on repricing of loans. In addition, margins have declined due to lower balances of high-yielding loan products.

o A $201 million decrease in the release of provision for losses on loans and guarantees. During the first six months of FY 2005, provisioning requirements were reduced by $349 million primarily due to a combination of changes in country risk ratings and updated expected default frequencies (probability of default to IBRD). In comparison, during the first six months of FY 2004, provisioning requirements were reduced by $550 million due to a decrease in the loan portfolio, coupled with an improvement in the credit worthiness of the accrual portfolio.

The above decreases were partially offset by the following:

o A $57 million increase in investment income, net of funding costs, largely reflecting the improved performance of IBRD's investment portfolio during the first six months of FY 2005. The adverse performance during the same period in FY 2004 was in part due to the net mark-to-market losses resulting from the weak performance in the bond market. The borrowings which fund the investment portfolio are not marked-to-market.

                 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004  7

TABLE 6: NET INCOME - REPORTED BASIS

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------
                                                                             SIX MONTHS ENDED
                                                              ----------------------------------------------
                                                              DECEMBER 31, 2004            DECEMBER 31, 2003
                                                              -----------------            -----------------
Loan Interest Income, Net of Funding Costs
 Debt Funded                                                     $   155                       $   361
 Equity Funded                                                       598                           656
                                                                 -------                       -------
  Total Loan Interest Income, Net of Funding Costs                   753                         1,017
Other Loan Income                                                     55                            12
Release of Provision for Losses on Loans and Guarantees              349                           550
Investment Income (Loss), Net of Funding Costs                        49                            (8)
Net Other Expenses                                                  (422)                         (398)
                                                                 -------                       -------
OPERATING INCOME                                                     784                         1,173
 Effects of Applying FAS 133                                       1,520                        (1,828)
                                                                 -------                       -------
NET INCOME (LOSS)                                                $ 2,304                       $  (655)
                                                                 ========                      =======
------------------------------------------------------------------------------------------------------------


EFFECTS OF APPLYING FAS 133

IBRD marks all derivative instruments, as defined by FAS 133, to market. To a large extent, IBRD uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. These swaps are financially equivalent to fixed-rate assets whose mark-to-market values are inversely correlated to shifts in the reference market interest rates. With the downward shift in the reference market interest rates for major currencies during the first six months of FY 2005, the effects of applying FAS 133 resulted in a mark-to-market gain of $1,520 million. In contrast, the effects of applying FAS 133 resulted in a mark-to-market loss of $1,828 million for the same period in FY 2004 primarily as a result of significant increases in the reference market interest rates for major currencies of IBRD (see FIGURE 2 for U.S. dollars).

FIGURE 2: IBRD'S U.S. DOLLAR FUNDING CURVE

              12/31/2004     6/30/2004       12/31/2003     6/30/2003      days
              ----------     ---------       ----------     ---------      ----
3mo            2.452423       1.483460        1.026854       1.021419        90
6mo            2.687768       1.733475        1.044418       1.031236       180
1YR            2.998294       2.232450        1.078325       1.084387       365
2YR            3.194269       2.872514        1.562284       1.370839       730
3YR            3.448517       3.392423        2.101489       1.745303      1095
4YR            3.641753       3.773248        2.613676       2.177559      1460
5YR            3.822314       4.079678        3.039760       2.568068      1825
6YR            3.984417       4.329287        3.379846       2.886761      2190
7YR            4.126817       4.528293        3.656568       3.166062      2555
8YR            4.259685       4.706776        3.893236       3.395419      2920
9YR            4.375845       4.858578        4.093248       3.590143      3285
10YR           4.484288       4.992645        4.264250       3.771613      3650
15YR           5.008136       5.544775        5.034004       4.571862      5475
20YR           5.323594       5.875505        5.492659       5.055187      7300
30YR           5.653355       6.110369        5.837229       5.415262     10950

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD's application of FAS 133 does not mark-to-market the underlying financial instruments, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in TABLES 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2004, and transfers from surplus, that have been approved by the Executive Directors and the Board of Governors, please refer to Notes to Financial Statements--Note C--Retained Earnings, Allocations and Transfers.

8  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004

                       THIS PAGE LEFT INTENTIONALLY BLANK







                 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2004  9

C O N D E N S E D   B A L A N C E   S H E E T

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                       DECEMBER 31, 2004            JUNE 30,
                                                                                          (UNAUDITED)                 2004
                                                                                       -----------------          -------------
ASSETS
 Due from banks                                                                            $     986              $   1,803
 Investments--Trading                                                                         30,432                 31,146
 Securities purchased under resale agreements                                                   --                      840
 Nonnegotiable, noninterest-bearing demand obligations on account of
  subscribed capital                                                                           1,824                  1,790
 Receivable from currency and interest rate swaps
  Investments                                                                                 10,878                 12,476
  Loans                                                                                          103                     90
  Borrowings                                                                                  74,861                 69,548
  Other asset/liability                                                                          899                    908
 Loans outstanding--Note B
  Total loans                                                                                139,551                141,738
  Less undisbursed balance                                                                    29,808                 32,128
                                                                                           ---------               --------
   Loans outstanding                                                                         109,743                109,610
  Less:
   Accumulated provision for loan losses                                                       3,354                  3,505
   Deferred loan income                                                                          492                    479
                                                                                           ---------               --------
    Net loans outstanding                                                                    105,897                105,626
Other assets                                                                                   4,902                  4,986
                                                                                           ---------               --------
TOTAL ASSETS                                                                               $ 230,782              $ 229,213
                                                                                           =========              =========
LIABILITIES
 Borrowings
  Short-term                                                                               $   2,856              $   3,146
  Medium- and long-term                                                                      104,954                104,920
 Payable for currency and interest rate swaps
  Investments                                                                                 13,552                 14,284
  Loans                                                                                           91                     93
  Borrowings                                                                                  64,427                 64,777
  Other asset/liability                                                                        1,124                  1,077
Payable for transfers approved by Board of Governors--Note C                                   2,100                  1,748
Other liabilities--Note B                                                                      3,704                  3,705
                                                                                           ---------               --------
TOTAL LIABILITIES                                                                            192,808                193,750
                                                                                           ---------               --------

EQUITY
 Capital stock--Authorized (1,581,724 shares--December 31, 2004, and June 30, 2004)
  Subscribed (1,572,661 shares--December 31, 2004, and June 30, 2004)                        189,718                189,718
  Less uncalled portion of subscriptions                                                     178,235                178,235
                                                                                           ---------               --------
                                                                                              11,483                 11,483
 Amounts to maintain value of currency holdings of paid-in capital stock                         335                    (73)
 Retained earnings (see Statement of Changes in Retained Earnings; Note C)                    25,671                 23,982
 Accumulated other comprehensive income--Note E                                                  485                     71
                                                                                           ---------               --------
   TOTAL EQUITY                                                                               37,974                 35,463
                                                                                           ---------               --------
 TOTAL LIABILITIES AND EQUITY                                                              $ 230,782              $ 229,213
                                                                                           =========              =========

                      THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS




10  IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004

C O N D E N S E D   S T A T E M E N T   O F   I N C O M E

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                      THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                                          DECEMBER 31                         DECEMBER 31
                                                                          (UNAUDITED)                         (UNAUDITED)
                                                                   --------------------------          --------------------------
                                                                     2004             2003               2004              2003
                                                                   --------         ---------          --------          --------
INCOME
 Loans--Note B                                                      $ 1,105           $ 1,125           $ 2,036           $ 2,293
 Investments--Trading                                                   158                88               281               139
 Other--Note D                                                           65                66               123               108
                                                                    -------           -------           -------           -------
  Total income                                                        1,328             1,279             2,440             2,540
                                                                    -------           -------           -------           -------
EXPENSES
Borrowings                                                              777               679             1,460             1,410
 Administrative--Note F                                                 237               233               455               438
 Contributions to special programs                                       64                28                84                65
 Release of provision for losses on loans and guarantees--
  Note B                                                               (319)             (443)             (349)             (550)
 Other                                                                    3                 1                 6                 4
                                                                    -------           -------           -------           -------
   Total expenses                                                       762               498             1,656             1,367
                                                                    -------           -------           -------           -------
OPERATING INCOME                                                        566               781               784             1,173
Effects of applying FAS 133                                             889              (580)            1,520            (1,828)
                                                                    -------           -------           -------           -------
NET INCOME (LOSS)                                                   $ 1,455           $   201           $ 2,304           $  (655)
                                                                    =======           =======           =======           =======

                          THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS





                      IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004  11

C O N D E N S E D   S T A T E M E N T   O F   C O M P R E H E N S I V E
I N C O M E

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                   THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                                       DECEMBER 31                           DECEMBER 31
                                                                       (UNAUDITED)                           (UNAUDITED)
                                                                -------------------------           --------------------------
                                                                  2004              2003              2004              2003
                                                                -------           -------           --------          --------
NET INCOME (LOSS)                                               $ 1,455           $   201           $ 2,304           $  (655)

OTHER COMPREHENSIVE INCOME--NOTE E
  Reclassification of FAS 133 transition adjustment to
   net income                                                       (18)              (23)              (25)               29
  Currency translation adjustments                                  335               269               439               247
                                                                -------           -------           -------           -------
  Total other comprehensive income                                  317               246               414               276
                                                                -------           -------           -------           -------
COMPREHENSIVE INCOME (LOSS)                                     $ 1,772           $   447           $ 2,718           $  (379)
                                                                =======           =======           =======           =======




C O N D E N S E D   S T A T E M E N T   O F   C H A N G E S   I N
R E T A I N E D   E A R N I N G S


EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                               SIX MONTHS ENDED
                                                                                  DECEMBER 31
                                                                                  (UNAUDITED)
                                                                    --------------------------------------
                                                                       2004                       2003
                                                                    ---------                  ----------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR                   $ 23,982                   $ 27,031
  Transfers approved by Board of Governors--Note C                      (615)                      (540)
  Net income (loss) for the period                                     2,304                       (655)
                                                                    --------                   --------
RETAINED EARNINGS AT END OF THE PERIOD                              $ 25,671                   $ 25,836
                                                                    ========                   ========

                   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS







12  IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004

C O N D E N S E D   S T A T E M E N T   O F   C A S H   F L O W S

EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                                                        SIX MONTHS ENDED
                                                                                           DECEMBER 31
                                                                                           (UNAUDITED)
                                                                                  ------------------------------
                                                                                     2004               2003
                                                                                  ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Loans
  Disbursements                                                                   $ (6,171)          $ (5,624)
  Principal repayments                                                               6,131              7,290
  Principal prepayments                                                              2,298              2,423
  Loan origination fees received                                                         7                  4
                                                                                  --------           --------
    Net cash provided by investing activities                                        2,265              4,093
                                                                                  --------           --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Medium- and long-term borrowings
  New issues                                                                         5,396              5,905
  Retirements                                                                      (10,730)            (8,592)
 Net short-term borrowings                                                            (311)               233
 Net currency and interest rate swaps--borrowings                                     (622)              (412)
 Payments for transfers approved by Board of Governors                                (315)              (256)
 Net capital stock transactions                                                         37                 44
                                                                                  --------           --------
    Net cash used in financing activities                                           (6,545)            (3,078)
                                                                                  --------           --------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                                                                   2,304               (655)
 Adjustments to reconcile net income (loss) to net cash provided by operating activities
  Effects of applying FAS 133                                                       (1,520)             1,828
  Depreciation and amortization                                                        406                380
  Release of provision for losses on loans and guarantees                             (349)              (550)
  Net changes in other assets and liabilities                                          235                 44
                                                                                  --------           --------
    Net cash provided by operating activities                                        1,076              1,047
                                                                                  --------           --------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND LIQUID
 INVESTMENTS                                                                           129                263
                                                                                  --------           --------
NET (DECREASE) INCREASE IN UNRESTRICTED CASH AND LIQUID INVESTMENTS                 (3,075)             2,325

UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE FISCAL YEAR            31,126             26,620
                                                                                  --------           --------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE PERIOD                     $ 28,051           $ 28,945
                                                                                  ========           ========
COMPOSED OF
 Investments--Trading                                                             $ 30,432           $ 28,854
 Other                                                                              (2,381)                91
                                                                                  --------           --------
                                                                                  $ 28,051           $ 28,945
                                                                                  ========           ========
SUPPLEMENTAL DISCLOSURE
 Increase (decrease) in ending balances resulting from exchange rate fluctuations
  Loans outstanding                                                               $  2,364           $  2,310
  Borrowings                                                                         5,035              5,097
  Net currency and interest rate swaps--borrowings                                  (3,598)            (3,498)
 Capitalized loan origination fees included in total loans                              27                 52

                   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS






                     IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004  13

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S
(U N A U D I T E D)


NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2004 financial statements and the notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform with the current period's presentation.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN CHARGES

Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, have been approved annually by the Board of Executive Directors of IBRD since fiscal year 1990 in the case of commitment charge waivers, and since fiscal year 1992 in the case of interest waivers. These waivers have been approved for the fiscal year ending June 30, 2005. For the three months and six months ended December 31, 2004, the effect of the interest waiver was to reduce net income by $32 million and $61 million, respectively, compared with $29 million and $55 million for respective fiscal year 2004 periods. For the three and six months ended December 31, 2004, the effect of the commitment charge waiver was to reduce net income by $31 million and $63 million respectively, compared with $34 million and $68 million for the respective fiscal year 2004 periods.

On August 3, 2004, the Board of Executive Directors approved a waiver of 50 basis points of the front-end fee charged on all loans, with the exception of Special Structural and Sector Adjustment loans. This waiver is effective for all loans presented to the Board in fiscal year 2005, with retroactive effect to fiscal year 2004 for all loans presented to the Board on or after March 1, 2004. For the three and six months ended December 31, 2004, the effect of this waiver was to reduce net income by less than $1 million for both periods.

OVERDUE AMOUNTS

At December 31, 2004, no loans payable to IBRD, other than those referred to in the following tables, were overdue by more than three months.




14  UNAUDITED IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended December 31, 2004 and June 30, 2004.


IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,
                                                                     2004          JUNE 30,
                                                                 (UNAUDITED)        2004
                                                                 -------------     --------
Recorded investment in nonaccrual loans(a)                         $3,945          $3,188
Accumulated provision for loan losses on nonaccrual loans          $1,583          $1,342
Average recorded investment in nonaccrual loans                    $3,415          $3,127
Overdue amounts of nonaccrual loans:
 Principal                                                         $  415          $  365
 Interest and charges                                                 363             363
                                                                   ------          ------
                                                                   $  778          $  728
                                                                   ======          ======
-------------------------------------------------------------------------------------------

(a) A LOAN LOSS PROVISION HAS BEEN RECORDED AGAINST EACH OF THE LOANS IN THE NONACCRUAL PORTFOLIO.


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED           SIX MONTHS ENDED
                                                          DECEMBER 31 (UNAUDITED)     DECEMBER 31 (UNAUDITED)
                                                          -----------------------     -----------------------
                                                            2004           2003          2004          2003
                                                          --------       --------     --------       --------
Interest income recognized on loans in nonaccrual
 status at end of period                                   $58            $25           $60           $49

Interest income not earned as a result of loans
 being in nonaccrual status                                $ 2            $14           $37           $25
--------------------------------------------------------------------------------------------------------------

A summary of countries with loans in nonaccrual status follows:


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------
                                        DECEMBER 31, 2004 (UNAUDITED)
                                ------------------------------------------------
                                                PRINCIPAL,
                                               INTEREST AND
                                 PRINCIPAL       CHARGES          NONACCRUAL
BORROWER                        OUTSTANDING      OVERDUE            SINCE
--------------------------------------------------------------------------------
WITH OVERDUES
  Cote d'Ivoire                  $  479          $   91          November 2004
  Liberia                           161             413          June 1987
  Seychelles                          3               2          August 2002
  Zimbabwe                          464             272          October 2000
                                 ------          ------
  Total                           1,107             778

WITHOUT OVERDUES
  Serbia and Montenegro           2,838              --          September 1992
                                 ------          ------
TOTAL                            $3,945          $  778
                                 ======          ======
--------------------------------------------------------------------------------


During the six months ended December 31, 2004, loans made to or guaranteed by Cote d'Ivoire were placed into nonaccrual status. Loan income for the six months ended December 31, 2004 would have been higher by $22 million, had these loans not been in nonaccrual status.



            UNAUDITED IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004  15

On December 16, 2004, Iraq cleared all of their outstanding loan principal, interest and charges due to IBRD, all of which were overdue. As a result of this event, loan income for the six months ended December 31, 2004 increased by $56 million, $51 million of which represents income that would have been earned in previous years had these loans not been in nonaccrual status.

During the six months ended December 31, 2003, there were no loans placed into nonaccrual status or restored to accrual status.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the six months ended December 31, 2004 and for the fiscal year ended June 30, 2004, are summarized below:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                              DECEMBER 31,
                                                                                 2004                JUNE 30,
                                                                              (UNAUDITED)              2004
                                                                              ------------           ---------
 ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
  BEGINNING OF THE FISCAL YEAR                                                 $ 3,520               $ 4,069
 Release of provision for losses on loans and guarantees                          (349)                 (665)
 Translation adjustment                                                            196                   116
                                                                               -------               -------
 ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES, END OF
  THE PERIOD                                                                   $ 3,367               $ 3,520
                                                                               =======               =======
 COMPOSED OF:
  Accumulated provision for loan losses                                          3,354                 3,505
  Accumulated provision for guarantee losses(a)                                     13                    15
                                                                               -------               -------
Total                                                                          $ 3,367               $ 3,520
                                                                               =======               =======
--------------------------------------------------------------------------------------------------------------

(a) THE ACCUMULATED PROVISION FOR GUARANTEE LOSSES IS INCLUDED IN OTHER LIABILITIES ON THE CONDENSED BALANCE SHEET


GUARANTEES

Guarantees of $1,191 million were outstanding at December 31, 2004 ($1,218 million--June 30, 2004). This amount represents the maximum potential undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2015.

At December 31, 2004, liabilities of $24 million ($23 million--June 30, 2004), related to IBRD's obligations under guarantees have been included in Other Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $13 million ($15 million-- June 30, 2004).

During the six months ended December 31, 2004, and December 31, 2003, no guarantees provided by IBRD were called.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD's operations, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual borrowers.

For the six months ended December 31, 2004, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $249 million and $243 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

16  UNAUDITED IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004

The following table presents IBRD's loan outstanding balances and associated loan income, by geographic region, at December 31, 2004 and December 31, 2003:


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                          DECEMBER 31, 2004 (UNAUDITED)         DECEMBER 31, 2003 (UNAUDITED)
                                        ----------------------------------    ---------------------------------
REGION                                  LOAN INCOME      LOANS OUTSTANDING    LOAN INCOME     LOANS OUTSTANDING
  Africa                                   $     16          $  2,480          $     51          $  2,681
  East Asia and Pacific                         568            28,338               707            32,415
  Europe and Central Asia                       442            27,501               426            26,975
  Latin America and the Caribbean               711            36,793               804            37,848
  Middle East and North Africa                  202             7,433               174             7,880
  South Asia                                     94             7,123               127             6,598
  Other(a)                                        3                75                 4               116
                                           --------          --------          --------          --------
  Total                                    $  2,036          $109,743          $  2,293          $114,513
                                           ========          ========          ========          ========
---------------------------------------------------------------------------------------------------------------

(a) REPRESENTS LOANS TO THE INTERNATIONAL FINANCE CORPORATION (IFC), AN AFFILIATED ORGANIZATION.


NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense. On August 3, 2004, IBRD's Executive Directors approved the allocation of $680 million of the net income earned in the fiscal year ended June 30, 2004, to the General Reserve and an increase of $21 million in the pension reserve.

---------------------------
(a) For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

There was a $4,100 million reduction in Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133 during fiscal year 2004.

On October 3, 2004, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2004: $300 million to the International Development Association (IDA), $240 million as an immediate transfer to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $50 million as an immediate transfer to the Debt Reduction Facility for IDA-only Countries, and the retention of $405 million as Surplus.

On October 13, 2004, IBRD's Board of Governors approved the transfer of $25 million from Surplus to the Trust Fund for Liberia, administered by IDA.

Retained Earnings comprises the following elements at December 31, 2004 and June 30, 2004:


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------
                                        DECEMBER 31,
                                           2004              JUNE 30,
                                        (UNAUDITED)           2004
                                        ------------       -----------
Special Reserve                         $    293           $    293
General Reserve                           22,222             21,542
Pension Reserve                              955                934
Surplus                                      475                 95
Cumulative FAS 133 Adjustments              (578)             3,522
Unallocated Net Income (Loss)              2,304             (2,404)
                                        --------           --------
Total                                   $ 25,671           $ 23,982
                                        ========           ========
--------------------------------------------------------------------------------

            UNAUDITED IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004  17

NOTE D--OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA), and certain trust funds. For the six months ended December 31, 2004, service fee revenue from IFC and MIGA amounted to $18 million and $3 million, respectively, compared with $15 million and $3 million for the respective fiscal year 2004 periods.

NOTE E--COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2004 and December 31, 2003.

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------
                                                               ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                            SIX MONTHS ENDED DECEMBER 31, 2004 (UNAUDITED)
                                             ------------------------------------------------------------------------
                                                              CUMULATIVE                                  TOTAL
                                                              EFFECT OF                                ACCUMULATED
                                             CUMULATIVE       CHANGE IN                                   OTHER
                                             TRANSLATION      ACCOUNTING                              COMPREHENSIVE
                                             ADJUSTMENT       PRINCIPLE     RECLASSIFICATION(a)           INCOME
                                             ------------     -----------   -------------------       -------------
Balance, beginning of the fiscal year          $ (13)          $ 500               $(416)                 $ 71
Changes from period activity                     439              --                 (25)                  414
                                               -----           -----               -----                  ----
Balance, end of the period                     $ 426           $ 500               $(441)                 $485
                                               =====           =====               =====                  ====
---------------------------------------------------------------------------------------------------------------------



IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------
                                                               ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                            SIX MONTHS ENDED DECEMBER 31, 2003 (UNAUDITED)
                                             ------------------------------------------------------------------------
                                                              CUMULATIVE                                  TOTAL
                                                              EFFECT OF                                ACCUMULATED
                                             CUMULATIVE       CHANGE IN                                   OTHER
                                             TRANSLATION      ACCOUNTING                              COMPREHENSIVE
                                             ADJUSTMENT       PRINCIPLE     RECLASSIFICATION(a)       INCOME (LOSS)
                                             ------------     -----------   -------------------       -------------
Balance, beginning of the fiscal year          $(346)          $ 500             $(414)                   $(260)
Changes from period activity                     247              --                29                      276
                                               -----           -----             -----                    -----
Balance, end of the period                     $ (99)          $ 500             $(385)                   $  16
                                               =====           =====             =====                    =====
---------------------------------------------------------------------------------------------------------------------


(a) RECLASSIFICATION OF CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE TO NET INCOME.



18  UNAUDITED IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004

NOTE F--PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD has a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

All costs associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IBRD's net periodic pension costs are included in Administrative Expenses on the Condensed Statement of Income. IDA, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the six months ended December 31, 2004 and December 31, 2003:


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------
                                                                        SIX MONTHS ENDED
                                                                        DECEMBER 31, 2004
                                                                          (UNAUDITED)
                                                          ------------------------------------------
                                                           SRP               RSBP              PEBP
                                                          ------------------------------------------
BENEFIT COST
  Service cost                                            $ 116             $  15             $   6
  Interest cost                                             241                30                 4
  Expected return on plan assets                           (347)              (36)               --
  Amortization of prior service cost                          6                (1)                *
  Amortization of unrecognized net loss (gain)               --                 7                (1)
                                                          -----             -----             -----
  Net periodic pension cost                               $  16             $  15             $   9
                                                          =====             ======            =====
  of which:
   IBRD's Share                                           $   7             $   7             $   4
    IDA's Share                                           $   9             $   8             $   5
--------------------------------------------------------------------------------------------------------


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------
                                                                        SIX MONTHS ENDED
                                                                        DECEMBER 31, 2003
                                                                          (UNAUDITED)
                                                          ------------------------------------------
                                                           SRP               RSBP              PEBP
                                                          ------------------------------------------
BENEFIT COST
  Service cost                                            $ 106             $  14            $   5
  Interest cost                                             205                25                3
  Expected return on plan assets                           (298)              (29)              --
  Amortization of prior service cost                          7                (1)               *
  Amortization of unrecognized net loss (gain)                9                 7               (1)
                                                          -----             -----            -----
  Net periodic pension cost                               $  29             $  16            $   7
                                                          =====             =====            =====
   of which:
    IBRD's Share                                          $  13             $   7            $   3
    IDA's Share                                           $  16             $   9            $   4
--------------------------------------------------------------------------------------------------------

* LESS THAN $0.5 MILLION.

At December 31, 2004, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2005, remained unchanged from that disclosed in the June 30, 2004 financial statements: $235 million for the SRP and $41 million for the RSBP.

            UNAUDITED IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2004  19

REPORT OF INDEPENDENT ACCOUNTANTS


President and Board of Governors
  International Bank for Reconstruction and Development



We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2004, and the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2004 and 2003, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2004 and 2003. These interim financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2004, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 3, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2004 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Deloitte & Touche LLP

February 11, 2005

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                  TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)




                       SEC REPORT - CHANGES IN BORROWINGS
            BORROWINGS (MLT) OCTOBER 01, 2004 THRU DECEMBER 31, 2004           1







                                    DESK:IBRD



                                                                                   Currency       US$        Settlement    Maturity
Borrowing Type          Description       Trade ID   Currency   External ID         Amount     Equivalent       Date         Date
--------------          -----------       --------   --------   -----------         ------     ----------       ----         ----

NEW BORROWINGS
--------------

GLDDP
-----

GOLD
----

BOND/SELL XAU/IBRD/GDIF/1209XAU00.40     0000006907    XAU     PHYSICAL               64,000    27,923,199  15-Dec-2004  15-Dec-2009



                                                                                             -------------
TOTAL BY CURRENCY                                                                               27,923,199
                                                                                             -------------

                                                                                             -------------
TOTAL                                                                                           27,923,199
                                                                                             -------------


MTBOC
-----

AUSTRALIAN DOLLAR
-----------------
BOND/SELL AUD/IBRD/GDIF/1008AUD05.05     0000006853    AUD                        20,000,000    14,563,000  14-Oct-2004  14-Oct-2008

BOND/SELL AUD/IBRD/GDIF/0407AUD04.62     0000006844    AUD                        70,000,000    50,879,500  18-Oct-2004  18-Apr-2007

BOND/SELL AUD/IBRD/GDIF/1009AUD05.04     0000006862    AUD                        40,000,000    29,864,000  28-Oct-2004  28-Oct-2009

BOND/SELL AUD/IBRD/GDIF/1107AUD04.67     0000006877    AUD                       650,000,000   492,960,000  15-Nov-2004  15-Nov-2007

BOND/SELL AUD/IBRD/GDIF/0509AUD05.00     0000006872    AUD                        70,000,000    53,595,500  16-Nov-2004  18-May-2009

BOND/SELL AUD/IBRD/GDIF/1107AUD04.96     0000006889    AUD                       100,000,000    78,225,000  24-Nov-2004  26-Nov-2007

BOND/SELL AUD/IBRD/GDIF/1109AUD05.09     0000006884    AUD                        60,000,000    47,520,000  29-Nov-2004  30-Nov-2009

BOND/SELL AUD/IBRD/GDIF/1207AUD04.76     0000006900    AUD                        30,000,000    22,632,000  13-Dec-2004  13-Dec-2007

BOND/SELL AUD/IBRD/GDIF/0609AUD05.05     0000006896    AUD                        70,000,000    52,328,500  14-Dec-2004  15-Jun-2009

BOND/SELL AUD/IBRD/GDIF/1207AUD04.64     0000006908    AUD                        20,000,000    15,230,000  16-Dec-2004  17-Dec-2007

BOND/SELL AUD/IBRD/GDIF/1208AUD04.87     0000006899    AUD                        20,000,000    15,188,000  21-Dec-2004  19-Dec-2008

BOND/SELL AUD/IBRD/GDIF/1209AUD04.93     0000006909    AUD                        15,000,000    11,391,000  21-Dec-2004  21-Dec-2009

BOND/SELL AUD/IBRD/GDIF/1207AUD04.60     0000006915    AUD                        50,000,000    38,192,500  22-Dec-2004  24-Dec-2007

                                                                                             -------------
TOTAL BY CURRENCY                                                                              922,569,000
                                                                                             -------------



EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/GDIF/1208EUR02.30     0000006912    EUR                        10,000,000    13,266,500  21-DEC-2004  19-DEC-2008

                                                                                             -------------
TOTAL BY CURRENCY                                                                               13,266,500
                                                                                             -------------


POUND STERLING
--------------

BOND/SELL GBP/IBRD/GDIF/1007GBPSTR       0000006857    GBP                        50,000,000    89,762,500  13-Oct-2004  13-Oct-2007

                                                                                             -------------
TOTAL BY CURRENCY                                                                               89,762,500
                                                                                             -------------


JAPANESE YEN
------------

BOND/SELL JPY/IBRD/MLT/1019JPYSTR01      0000006846    JPY                     5,000,000,000    46,034,157  21-Oct-2004  21-Oct-2019

BOND/SELL JPY/IBRD/GDIF/1034JPYSTR       0000006850    JPY                     2,900,000,000    26,699,811  21-Oct-2004  11-Oct-2034

BOND/SELL JPY/IBRD/GDIF/1034JPYSTR01     0000006860    JPY                     1,000,000,000     9,397,171  27-Oct-2004  27-Oct-2034

BOND/SELL JPY/IBRD/GDIF/1134JPYSTR       0000006871    JPY                     1,500,000,000    14,136,274  09-Nov-2004  09-Nov-2034

                                                                                             -------------
TOTAL BY CURRENCY                                                                               96,267,414
                                                                                             -------------


NEW ZEALAND DOLLAR
------------------

BOND/SELL NZD/IBRD/GDIF/1006NZD05.54     0000006851     NZD                      150,000,000   102,817,500  21-Oct-2004  24-Oct-2006

BOND/SELL NZD/IBRD/GDIF/1207NZD05.64     0000006905     NZD                       71,000,000    51,293,950  08-Dec-2004  06-Dec-2007

BOND/SELL NZD/IBRD/GDIF/1206NZD05.35     0000006897     NZD                      699,000,000   506,006,100  09-Dec-2004  08-Dec-2006

                                                                                             -------------
TOTAL BY CURRENCY                                                                              660,117,550
                                                                                             -------------


UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/1007USDSTR04     0000006847    USD                        50,000,000    50,000,000  12-Oct-2004  12-Oct-2007



BOND/SELL USD/IBRD/GDIF/1014USDSTR01     0000006855    USD                        20,000,000    20,000,000  21-Oct-2004  21-Oct-2014

BOND/SELL USD/IBRD/GDIF/1007USDSTR05     0000006873    USD                        50,000,000    50,000,000  27-Oct-2004  27-Oct-2007

BOND/SELL USD/IBRD/GDIF/1009USDSTR       0000006856    USD                       100,000,000   100,000,000  28-Oct-2004  28-Oct-2009

BOND/SELL USD/IBRD/GDIF/1007USDSTR06     0000006874    USD                        50,000,000    50,000,000  28-Oct-2004  29-Oct-2007

BOND/SELL USD/IBRD/GDIF/1109USDSTR       0000006852    USD                       160,000,000   160,000,000  01-Nov-2004  01-Nov-2009

BOND/SELL USD/IBRD/GDIF/1109USDSTR01     0000006878    USD                        50,000,000    50,000,000  04-Nov-2004  04-Nov-2009

BOND/SELL USD/IBRD/GDIF/1109USDSTR03     0000006882    USD                        50,000,000    50,000,000  08-Nov-2004  09-Nov-2009

BOND/SELL USD/IBRD/GDIF/1109USDSTR04     0000006883    USD                       110,000,000   110,000,000  08-Nov-2004  08-Nov-2009

BOND/SELL USD/IBRD/GDIF/1109USDSTR02     0000006881    USD                       100,000,000   100,000,000  09-Nov-2004  09-Nov-2009

BOND/SELL USD/IBRD/GDIF/1107USDSTR01     0000006868    USD                        50,000,000    50,000,000  16-Nov-2004  16-Nov-2007

BOND/SELL USD/IBRD/GDIF/1111USDSTR01     0000006888    USD                        10,405,000    10,405,000  26-Nov-2004  26-Nov-2011

BOND/SELL USD/IBRD/GDIF/1114USDSTR03     0000006894    USD                       100,000,000   100,000,000  26-Nov-2004  26-Nov-2014

BOND/SELL USD/IBRD/GDIF/1114USDSTR04     0000006895    USD                       255,000,000   255,000,000  26-Nov-2004  26-Nov-2014

BOND/SELL USD/IBRD/GDIF/1214USDSTR       0000006885    USD                        20,000,000    20,000,000  02-Dec-2004  02-Dec-2014

BOND/SELL USD/IBRD/GDIF/1214USDSTR02     0000006891    USD                        10,000,000    10,000,000  09-Dec-2004  09-Dec-2014

BOND/SELL USD/IBRD/GDIF/1207USD02.75     0000006901    USD                       140,000,000   140,000,000  13-Dec-2004  13-Dec-2007

BOND/SELL USD/IBRD/GDIF/1214USDSTR01     0000006892    USD                        50,000,000    50,000,000  14-Dec-2004  14-Dec-2014

BOND/SELL USD/IBRD/GDIF/0608USD02.85     0000006898    USD                       108,000,000   108,000,000  21-Dec-2004  19-Jun-2008

BOND/SELL USD/IBRD/GDIF/1208USD03.24     0000006911    USD                       100,000,000   100,000,000  21-Dec-2004  19-Dec-2008

BOND/SELL USD/IBRD/GDIF/0108USD02.73     0000006918    USD                        40,000,000    40,000,000  29-Dec-2004  10-Jan-2008



                                                                                             -------------
TOTAL BY CURRENCY                                                                            1,623,405,000
                                                                                             -------------


SOUTH AFRICAN RAND
------------------

BOND/SELL ZAR/IBRD/GDIF/1012ZAR08.16     0000006843    ZAR                        70,000,000    10,584,811  12-Oct-2004  10-Oct-2012

BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.31     0000006849    ZAR                        84,000,000    12,775,665  18-Oct-2004  10-Dec-2012

BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.28     0000006854    ZAR                        66,000,000    10,538,754  25-Oct-2004  10-Dec-2012

BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.37     0000006858    ZAR                        70,000,000    11,306,279  01-Nov-2004  10-Dec-2012

BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.10     0000006863    ZAR                        66,000,000    10,670,805  10-Nov-2004  10-Dec-2012

BOND/SELL ZAR/IBRD/GDIF/1114ZAR08.01     0000006869    ZAR                        85,000,000    14,049,354  18-Nov-2004  10-Nov-2014

BOND/SELL ZAR/IBRD/GDIF/1114ZAR08.01A    0000006875    ZAR                        70,000,000    11,612,475  24-Nov-2004  10-Nov-2014

BOND/SELL ZAR/IBRD/GDIF/1114ZAR08.01B    0000006879    ZAR                        66,000,000    11,203,531  29-Nov-2004  10-Nov-2014

BOND/SELL ZAR/IBRD/GDIF/1209ZAR07.00     0000006890    ZAR                       500,000,000    86,805,555  15-Dec-2004  15-Dec-2009

BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.53     0000006893    ZAR                       150,000,000    26,041,667  15-Dec-2004  10-Dec-2010

BOND/SELL ZAR/IBRD/GDIF/1209ZAR07.00     0000006906    ZAR                       500,000,000    86,805,555  15-Dec-2004  15-Dec-2009

BOND/SELL ZAR/IBRD/GDIF/1212ZAR07.62     0000006903    ZAR                        66,000,000    11,520,335  20-Dec-2004  10-Dec-2012

BOND/SELL ZAR/IBRD/GDIF/0113ZAR07.53     0000006913    ZAR                       115,000,000    20,232,231  23-Dec-2004  10-Jan-2013

BOND/SELL ZAR/IBRD/GDIF/1212ZAR07.56     0000006910    ZAR                        60,000,000    10,579,865  29-Dec-2004  10-Dec-2012

                                                                                             -------------
TOTAL BY CURRENCY                                                                              334,726,881
                                                                                             -------------


                                                                                             -------------
TOTAL                                                                                        3,740,114,845
                                                                                             -------------


MATURING BORROWINGS
-------------------


MTBOC
-----

AUSTRALIAN DOLLAR
-----------------

BOND/SELL AUD/IBRD/GDIF/1204AUD05.06     0000005764    AUD                       135,000,000   101,844,000  13-Jun-2002  13-Dec-2004

BOND/SELL AUD/IBRD/GDIF/1004AUD04.05     0000005959    AUD                        20,000,000    14,684,000  16-Oct-2002  22-Oct-2004

BOND/SELL AUD/IBRD/GDIF/1104AUD04.27     0000006006    AUD                        30,000,000    23,188,500  18-Nov-2002  18-Nov-2004

BOND/SELL AUD/IBRD/GDIF/1104AUD04.05     0000006013    AUD                        20,000,000    15,645,000  19-Nov-2002  24-Nov-2004

BOND/SELL AUD/IBRD/GDIF/1204AUD04.00     0000006068    AUD                        40,000,000    30,540,000  19-Dec-2002  20-Dec-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                              185,901,500
                                                                                             -------------


DANISH KRONE
------------

BOND/SELL DKK/IBRD/GMTN/1104DKK04.00     0000000144    DKK     DKK0560GMT01      500,000,000    87,208,288  18-Nov-1996  18-Nov-2004

BOND/SELL DKK/IBRD/GMTN/1204DKK05.75     0000000145    DKK     DKK0604GMT01      400,000,000    73,230,566  18-Aug-1997  30-Dec-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                              160,438,855
                                                                                             -------------


EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/MLT/1204LUF08.13E     0000000369    EUR     LUF0010MLT01       49,578,705    65,317,465  14-Dec-1994  14-Dec-2004

BOND/SELL EUR/IBRD/GDIF/1004EUR03.15     0000005309    EUR                        25,000,000    30,910,000  18-Oct-2001  18-Oct-2004

BOND/SELL EUR/IBRD/GDIF/1204EUR03.60     0000005765    EUR                        10,000,000    13,281,000  13-Jun-2002  13-Dec-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                              109,508,465
                                                                                             -------------


POUND STERLING
--------------

BOND/SELL GBP/IBRD/GDIF/1104GBP06.25     0000000179    GBP     GBP0659GDI01      200,000,000   375,720,000  05-Feb-1998  26-Nov-2004



BOND/SELL GBP/IBRD/GDIF/1104GBP06.25     0000001047    GBP     GBP0659GDI02       50,000,000    93,930,000  04-Nov-1998  26-Nov-2004

BOND/SELL GBP/IBRD/GDIF/1104GBP06.25     0000001054    GBP     GBP0659GDI03       50,000,000    93,930,000  26-Nov-1998  26-Nov-2004

BOND/SELL GBP/IBRD/GDIF/1104GBP06.25     0000001076    GBP     GBP0659GDI04       50,000,000    93,930,000  26-Nov-1998  26-Nov-2004

BOND/SELL GBP/IBRD/GDIF/1104GBP06.25     0000004683    GBP                        50,000,000    93,930,000  18-Jul-2000  26-Nov-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                              751,440,000
                                                                                             -------------


JAPANESE YEN
------------

BOND/SELL JPY/IBRD/MLT/1204JPY04.75      0000000357    JPY     JPY0214MLT01  195,000,000,000 1,876,172,608  15-Nov-1994  20-Dec-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                            1,876,172,608
                                                                                             -------------


NORWEGIAN KRONE
---------------

BOND/SELL NOK/IBRD/1004NOK07.00          0000005920    NOK                     1,000,000,000   153,338,956  25-Oct-2002  25-Oct-2004

BOND/SELL NOK/IBRD/1004NOK07.00          0000006084    NOK                       300,000,000    46,001,687  19-Dec-2002  25-Oct-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                              199,340,642
                                                                                             -------------


UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/1104USD06.00     0000000606    USD     USD0632GDI01       10,000,000    10,000,000  18-Nov-1997  18-Nov-2004

BOND/SELL USD/IBRD/GDIF/1104USD06.00     0000000607    USD     USD0632GDI02       10,000,000    10,000,000  01-Dec-1997  18-Nov-2004

BOND/SELL USD/IBRD/GDIF/1204USD05.95     0000000612    USD     USD0639GDI01       20,000,000    20,000,000  11-Dec-1997  13-Dec-2004

BOND/SELL USD/IBRD/GDIF/1104USD05.10     0000005093    USD                       200,000,000   200,000,000  11-May-2001  30-Nov-2004

BOND/SELL USD/IBRD/GDIF/1004USD03.20     0000005308    USD                        60,000,000    60,000,000  18-Oct-2001  18-Oct-2004

BOND/SELL USD/IBRD/GDIF/1004USD03.50     0000005327    USD                     3,000,000,000 3,000,000,000  22-Oct-2001  22-Oct-2004



BOND/SELL USD/IBRD/GDIF/1204USD03.35     0000005399    USD                        15,000,000    15,000,000  20-Dec-2001  20-Dec-2004

BOND/SELL USD/IBRD/GDIF/1204USD03.07     0000005763    USD                        40,000,000    40,000,000  13-Jun-2002  13-Dec-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                            3,355,000,000
                                                                                             -------------


                                                                                             -------------
TOTAL                                                                                        6,637,802,070
                                                                                             -------------


MTBOZ
-----


CANADIAN DOLLAR
---------------

BOND/SELL CAD/IBRD/GDIF/1204CADSTR       0000005071    CAD                        25,000,000    20,655,182  27-Apr-2001  31-Dec-2004

BOND/SELL CAD/IBRD/GDIF/1204CADSTR02     0000005097    CAD                        34,000,000    28,091,048  25-May-2001  31-Dec-2004

                                                                                             -------------
TOTAL BY CURRENCY                                                                               48,746,230
                                                                                             -------------


                                                                                             -------------
TOTAL                                                                                           48,746,230
                                                                                             -------------


EARLY RETIREMENT
----------------

MTBOC
-----


AUSTRALIAN DOLLAR
-----------------

BOND/BUY AUD/IBRD/GDIF/0113AUD00.50      0000006886    AUD     BUYBACK            51,000,000    39,420,450  18-Nov-2004  28-Jan-2013

BOND/BUY AUD/IBRD/GDIF/1112AUD01.00      0000006920    AUD     BUYBACK           200,000,000   154,300,000  29-Dec-2004  20-Nov-2012

                                                                                             -------------
TOTAL BY CURRENCY                                                                              193,720,450
                                                                                             -------------


CANADIAN DOLLAR
---------------


BOND/BUY CAD/IBRD/MLT/1209CAD10.75       0000006835    CAD                        84,000,000    70,692,194  02-Dec-2004  05-Dec-2009

                                                                                             -------------
TOTAL BY CURRENCY                                                                               70,692,194
                                                                                             -------------


EURO CURRENCY
-------------

BOND/BUY EUR/IBRD/GDIF/0210ITLSTRE       0000006842    EUR            BUYBACK     16,010,164    19,705,310  01-Oct-2004  12-Feb-2010

BOND/BUY EUR/IBRD/GDIF/1113ITLSTR01E     0000006870    EUR                        51,645,690    67,302,081  22-Nov-2004  20-Nov-2013

                                                                                             -------------
TOTAL BY CURRENCY                                                                               87,007,391
                                                                                             -------------


JAPANESE YEN
------------

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR13      0000006839    JPY                     1,200,000,000    10,919,514  15-Oct-2004  15-Oct-2032

BOND/BUY JPY/IBRD/GDIF/1024JPYSTR        0000006848    JPY                     1,200,000,000    11,158,120  25-Oct-2004  23-Oct-2024

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR05      0000006859    JPY                     2,300,000,000    21,662,350  08-Nov-2004  08-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR09      0000006861    JPY                     1,500,000,000    14,171,666  12-Nov-2004  12-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR12      0000006865    JPY                     1,300,000,000    12,158,055  15-Nov-2004  15-Nov-2032

                                                                                             -------------
TOTAL BY CURRENCY                                                                               70,069,705
                                                                                             -------------


UNITED STATES DOLLAR
--------------------

BOND/BUY USD/IBRD/GDIF/1114USDSTR        0000006867    USD                        45,615,000    45,615,000  08-Nov-2004  07-Nov-2014

BOND/BUY USD/IBRD/GDIF/1117USDSTR        0000006880    USD                        30,055,000    30,055,000  22-Nov-2004  20-Nov-2017

BOND/BUY USD/IBRD/GDIF/1115USDSTR        0000006876    USD                        15,000,000    15,000,000  24-Nov-2004  24-Nov-2015

BOND/BUY USD/IBRD/GDIF/1212USDSTR        0000006887    USD                        25,000,000    25,000,000  10-Dec-2004  10-Dec-2012

BOND/BUY USD/IBRD/GDIF/1210USDSTR        0000006902    USD                        50,000,000    50,000,000  17-Dec-2004  17-Dec-2010



BOND/BUY USD/IBRD/GDIF/1212USDSTR01      0000006904    USD                        10,000,000    10,000,000  17-Dec-2004  17-Dec-2012

                                                                                             -------------
TOTAL BY CURRENCY                                                                              175,670,000
                                                                                             -------------


                                                                                             -------------
TOTAL                                                                                          597,159,740
                                                                                             -------------


MTBOZ
-----


UNITED STATES DOLLAR
--------------------

BOND/BUY USD/IBRD/GDIF/1023USDSTR        0000006845    USD                       100,000,000   100,000,000  20-Oct-2004  20-Oct-2023

                                                                                             -------------
TOTAL BY CURRENCY                                                                              100,000,000
                                                                                             -------------


SOUTH AFRICAN RAND
------------------

BOND/BUY ZAR/IBRD/GMTN/0417ZAR00.002     0000006866    ZAR     BUYBACK         1,514,580,000   244,632,341  01-Nov-2004  04-Apr-2017

                                                                                             -------------
TOTAL BY CURRENCY                                                                              244,632,341
                                                                                             -------------


                                                                                             -------------
TOTAL                                                                                          344,632,341
                                                                                             -------------

